As filed with the Securities and Exchange Commission on May 26, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VIVID SEATS INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock	92854T 118
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Stanley Chia

Chief Executive Officer

111 N. Canal Street

Suite 800

Chicago, Illinois 60606

(312) 291-9966

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Bradley C. Faris Owen J.D. Alexander Scott W. Westhoff Latham & Watkins LLP 330 N. Wabash Avenue, Suite 2800 Chicago, Illinois 60611 Tel: (312) 876-7700

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Vivid Seats Inc., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s public warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.240 shares of Class A Common Stock in exchange for every outstanding public warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 26, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the public warrants to amend the Amended and Stated Warrant Agreement (the “Warrant Amendment”), dated as of October 14, 2021, by and between Horizon Acquisition Corporation, the Company’s predecessor (“Horizon”), and Continental Stock Transfer & Trust Company, as warrant agent (the “Amended and Restated Warrant Agreement”), to permit the Company to require that each public warrant that is outstanding upon the closing of the Offer be converted into 0.213 shares of Class A Common Stock, which is a ratio 12.7% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of at least 65% of the outstanding public warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Vivid Seats Inc. The Company’s principal executive offices are located at 111 N. Canal Street, Suite 800, Chicago, Illinois 60606, and its telephone number at such offices is (312) 291-9966.

(b) Securities. The subject securities are the public warrants to purchase the Company’s Class A Common Stock issued and outstanding pursuant to the Amended and Restated Warrant Agreement. Each public warrant entitles the holder to purchase one share of our Class A Common Stock at a price of $11.50 per share, subject to adjustment. As of May 23, 2022, 18,132,766 public warrants were outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of May 26, 2022 are listed in the table below.

Name	Position
Stanley Chia	Chief Executive Officer and Director
Lawrence Fey	Chief Financial Officer
Jon Wagner	Chief Technology Officer
Riva Bakal	Chief Product and Strategy Officer

David Morris	General Counsel
Todd Boehly	Director
Jane DeFlorio	Director
Craig Dixon	Director
Julie Masino	Director
Martin Taylor	Director
Mark Anderson	Director
David Donnini	Director
Tom Ehrhart	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” “Description of Capital Stock” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Stock Market LLC; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s public warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of public warrants should tender public warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Other Material Information. Not applicable.

Item 12. Exhibits.

(a) Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).

(a)(5)	Press Release, dated May 26, 2022 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-40926) filed by the Company on May 26, 2022).

(b)	Not applicable.

(d)(i)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(ii)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(iii)	Specimen Class A Common Stock Certificate of Vivid Seats, Inc. (incorporated by reference to Exhibit 4.2 to Vivid Seats Inc.’s Form 10-K, filed with the SEC on March 15, 2022).

(d)(iv)	Specimen Warrant Certificate of Vivid Seats. Inc. (incorporated by reference to Exhibit 4.3 to Vivid Seats Inc.’s Form 10-K, filed with the SEC on March 15, 2022).

(d)(v)	Amended and Restated Warrant Agreement, dated October 14, 2021, between Continental Stock Transfer & Trust Company and Horizon Acquisition Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(vi)	Private Warrant Agreement, dated October 15, 2021, between Continental Stock Transfer & Trust Company and Horizon Acquisition Corporation (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(vii)	Private Warrant Agreement, dated October 15, 2021, between Continental Stock Transfer & Trust Company and Horizon Acquisition Corporation (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(viii)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-260332)).

(d)(ix)	Form of Non-Employee Director Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-260332)).

(d)(x)	Form of Stock Option Grant Notice and Stock Option Agreement (incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form S-8 (File No. 333-260332)).

(d)(xi)	Employment Agreement, dated August 9, 2021, by and among Stanley Chia, the Company and Vivid Seats, LLC (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xii)	Class E Securities Agreement, dated November 5, 2018, by and between Stanley Chia and Hoya Topco, LLC (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xiii)	Class B Securities Agreement, dated September 1, 2020, by and between Stanley Chia and Hoya Topco, LLC (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xiv)	First Amendment to Class E Securities Agreement, dated November 5, 2018, by and between Stanley Chia and Hoya Topco, LLC, and Class B Securities Agreement, dated September 1, 2020, by and between Stanley Chia and Hoya Topco, LLC (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xv)	Employment Agreement, dated August 9, 2021, by and among Lawrence Fey, the Company and Vivid Seats, LLC (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xvi)	Employment and Restrictive Covenants Agreement, dated April 1, 2020, by and between Lawrence Fey and Vivid Seats LLC (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xvii)	Class D Securities Agreement, dated September 1, 2020, by and between Lawrence Fey and Hoya Topco, LLC (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xviii)	Class B Securities Agreement, dated September 1, 2020, by and between Lawrence Fey and Hoya Topco, LLC (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xix)	First Amendment to Class D Securities Agreement, dated September 1, 2020, by and between Lawrence Fey and Hoya Topco, LLC, and Class B Securities Agreement, dated September 1, 2020, by and between Lawrence Fey and Hoya Topco, LLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xx)	Employment Agreement, dated August 9, 2021, by and among Jon Wagner, the Company and Vivid Seats, LLC (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xxi)	Employment and Restrictive Covenants Agreement, dated December 12, 2018, by and between Jon Wagner and Vivid Seats LLC (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xxii)	Class D Securities Agreement, dated December 17, 2018, by and between Jon Wagner and Hoya Topco, LLC (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xxiii)	Class B Securities Agreement, dated September 1, 2020, by and between Jon Wagner and Hoya Topco, LLC (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xxiv)	Class D Securities Agreement, dated September 1, 2020, by and between Jon Wagner and Hoya Topco, LLC (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xxv)	Vivid Seats Inc. 2021 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-260332)).

(d)(xxvi)	Vivid Seats Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-260332)).

(d)(xxvii)	Private Placement Warrants Purchase Agreement, dated August 20, 2020, between Horizon Acquisition Corporation and Horizon Sponsor, LLC (incorporated by reference to Exhibit 10.1 to Horizon Acquisition Corporation’s Form 8-K, filed with the SEC on August 26, 2020).

(d)(xxviii)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(d)(xxix)	Stockholders’ Agreement, dated October 18, 2021, by and among the Company, Hoya Topco, LLC and Horizon Sponsor, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(xxx)	Amended and Restated Registration Rights Agreement, dated October 18, 2021, by and among the Company, Hoya Topco, LLC and Horizon Sponsor, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(xxxi)	Sponsor Agreement, dated as of April 21, 2021, by and among Horizon Sponsor, LLC, Horizon Acquisition Corporation and Hoya Topco, LLC (incorporated by reference to Exhibit 10.2 to Horizon Acquisition Corporation’s Form 8-K/A, filed with the SEC on April 26, 2021).

(d)(xxxii)	Form of Subscription Agreement, by and among Horizon Acquisition Corporation, the Company and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.3 to Horizon Acquisition Corporation’s Form 8-K/A, filed with the SEC on April 26, 2021).

(d)(xxxiii)	Second Amended and Restated Limited Liability Company Agreement of Hoya Intermediate, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(xxxiv)	Tender and Support Agreement, dated May 26, 2022, by and between the Company and Eldridge Industries, LLC (incorporated by reference to Exhibit 10.39 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(g)	Not applicable.

(h)	Tax Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(b) Filing Fee Exhibit.

Filing Fee Table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIVID SEATS INC.

By:	/s/ Stanley Chia
Name:	Stanley Chia
Title:	Chief Executive Officer

Dated: May 26, 2022